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                                                                      EXHIBIT 99

April 5, 2001

             Analytical Surveys, Inc.       Pfeiffer High Public Relations, Inc.
             Michael Renninger              Geoff High
             Chief Financial Officer        303/393-7044
             mrenninger@anlt.com            geoff@pfeifferhigh.com

           ANALYTICAL SURVEYS REACHES AGREEMENT IN PRINCIPLE TO SETTLE
                              SHAREHOLDER LAWSUIT

INDIANAPOLIS, Indiana - Analytical Surveys, Inc., (ASI) (Nasdaq National Market-ANLT), a provider of customized data conversion and digital mapping services for the geographic information systems (GIS) market, today announced that it has entered into an agreement in principle to settle a consolidated, class action lawsuit against the Company and certain of its former officers. The proposed settlement provides for the dismissal of the consolidated action in its entirety against all defendants and the establishment of a settlement fund of $4 million, of which the Company is contributing $100,000, and approximately 1,250,000 shares of the Company's common stock for the class of open market purchasers of the Company's shares between January 25, 1999, and March 7, 2000, inclusive. The agreement in principle with the plaintiffs is subject to various conditions, including execution of a Memorandum of Understanding and Stipulation of Settlement, preliminary approval by the Court, notice to the class and final approval by the Court after a hearing.

"This agreement in principle to settle represents a significant milestone in the turn-around efforts of ASI," said Norm Rokosh, ASI's President and CEO. "I am very pleased that this agreement has been reached and has minimal impact on the Company's financial resources. We are fully prepared to finalize all details so that we can move forward and focus our management efforts on the core task of running our business. We anticipate that this outcome, coupled with the anticipated completion of the sale of our Colorado Springs office to Sanborn Map Company, Inc. announced in our press release dated February 2, 2001, will energize all of our staff, customers and other business partners."

Analytical Surveys provides customized data conversion, digital mapping and consulting services for the spatial data markets. Geospatial data is used for a variety of applications, including the creation of geographic information systems (GIS). A GIS is a high-resolution, large-scale, richly detailed "intelligent map" that allows users to input, update, query, analyze and display detailed information about a geographic area. Geographic information systems are widely used by utilities, state and local governments, federal agencies and commercial businesses to manage massive infrastructures effectively, to improve operating efficiencies and to analyze future demand for facilities. The Company's traditional markets have been utilities and state and local governments.

Certain statements made in this news release are forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Results may differ materially from the Company's expectations. A number of uncertainties and other factors could cause actual results to differ

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materially from such forward-looking statements, including, but not limited to, the possibility that the Company will not be awarded contracts in the numbers, for the amounts, or at the time that the Company currently expects, and therefore, that overall contract volume does not increase. The forward-looking statements are also based on assumptions related to the growth of the Company's consulting services, as to which there can be no assurance. A more detailed description of factors that could affect the Company's financial results are included in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.
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